51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, ON N6E 2S5

Item 2  Date of Material Change

January 30, 2026

Item 3  News Release

The news release dated January 30, 2026 was disseminated via Globe Newswire.

Item 4  Summary of Material Change

The Company issued an additional 260,869 common shares and warrants to purchase an additional 130,434 common shares, for total gross proceeds of approximately US$3 million, pursuant to D. Boral Capital LLC's full exercise of its underwriter's over-allotment option in connection with the Company's previously announced underwritten U.S. public offering of common shares and accompanying warrants to purchase common shares (the "Offering"). The common shares issued pursuant to the over-allotment option were sold in combination with an accompanying half warrant (with each whole warrant being exercisable into one common share of the Company). Each whole warrant has an exercise price of US$16.00 per share, are exercisable immediately and will expire three years from the date of issuance.

D. Boral Capital LLC acted as lead underwriter for the Offering. Roth Capital Partners acted as financial advisor for the Offering.

Aduro intends to use the net proceeds from the Offering for expenditures related to the construction of its Demonstration-Scale Plant and the remainder (if any) for ongoing research and development, general corporate purposes and working capital.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission ("SEC") on December 15, 2025 and became effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025 (the "Base Shelf Prospectus"). Aduro offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Base Shelf Prospectus relating to the Offering and describing the terms thereof was filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. A final prospectus supplement with the final terms was filed with the securities regulatory authorities in the Canadian provinces of British Columbia and Ontario and with the SEC. Copies of the final prospectus may be obtained at the SEC's website at www.sec.gov or from D. Boral Capital LLC, Attention: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1(212)-970-5150.

Item 5  Full Description of Material Change

The material change is fully described in item 4 above.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: 604-362-7011

Item 9  Date of Report

January 30, 2026